Exhibit (12)

Wells Fargo Real Estate Investment Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

	Quarter ended September 30,		Nine months ended September 30,
(in thousands)	2015	2014	2015	2014
Excluding interest on deposits (1)
Income before income taxes	$179,910	165,432	487,522	482,929
Fixed charges, excluding preferred dividends and capitalized interest	377	277	644	1,037
Earnings	$180,287	165,709	488,166	483,966
Interest expense	$377	277	644	1,037
Estimated interest component of net rental expense	—	—	—	—
Preferred dividends	4,397	15	13,191	43
Capitalized interest	—	—	—	—
Fixed charges and preferred dividends	$4,774	292	13,835	1,080
Ratio of earnings to fixed charges and preferred dividends (2)	37.76	567.50	35.28	448.12

(1)	As defined in Item 503(d) of Regulation S-K.

(2)
These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of Wells Fargo Real Estate Investment Corporation. For example, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.